Authorization and Designation
To Sign and File
Section 16 Reporting Forms

The undersigned, an executive officer of Philip Morris
International Inc., a Virginia corporation (the
"Company"), does hereby authorize and designate
Jerry Whitson, Markus Mueller or Karen Zani to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of the Company with the Securities and Exchange Commission pursuant to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Section 16"). This authorization, unless earlier revoked in writing, shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease. All prior such authorizations are hereby revoked.

IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation this 31st day of January
2014.

/s/ Antonio Marques